FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 29, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Press Release dated October 29, 2008

EXHIBIT 1

Banro Corporation

PRESS RELEASE

BANRO INTERCEPTS FURTHER SIGNIFICANT GOLD MINERALIZATION IN FEASIBILITY DRILLING AT ITS TWANGIZA PROJECT

Highlights include 143.00 metres grading 2.47 g/t Au, 106.00 metres grading 2.62 g/t Au, and 23.00 metres grading 9.03 g/t Au

Toronto, Canada – October 29, 2008 - Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA” TSX - “BAA”) is pleased to announce further results from the Company’s in-fill core drilling program at its wholly-owned Twangiza gold project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 42 core holes drilled at the Twangiza North and Twangiza Main deposits since the last drilling update in July 2008. These 42 core holes, which were drilled as part of the Company’s full feasibility study, were not included in the mineral resource estimates that were used for the Twangiza pre-feasibility study announced on July 7, 2008.

Highlights include:

•	Hole TDD254 intersected 23.00 metres grading 9.03 g/t Au from 155.00 metres
•	Hole TDD255 intersected 69.86 metres grading 2.75 g/t Au from 0.00 metres
•	Hole TDD262 intersected 80.00 metres grading 2.55 g/t Au from 44.00 metres
•	Hole TDD264 intersected 143.00 metres grading 2.47 g/t Au from 114.00 metres
•	Hole TDD265 intersected 106.00 metres grading 2.62 g/t Au from 182.00 metres
•	Hole TDD270 intersected 59.30 metres grading 2.09 g/t Au from 1.70 metres
•	Hole TDD274 intersected 27.80 metres grading 4.59 g/t Au from 59.20 metres
•	Hole TDD284 intersected 80.00 metres grading 2.04 g/t Au from 169.00 metres
•	Hole TDD284 intersected 26.37 metres grading 5.22 g/t Au from 310.00 metres
•	Hole TDD288 intersected 85.00 metres grading 2.03 g/t Au from 222.00 metres

The Company has now completed its current drilling program at Twangiza, the objective of which is to upgrade mineral resources into the Measured and Indicated Resource categories with the goal of determining ore reserves as part of the full feasibility study which is due for completion in January 2009. Assay results for an additional 16 core holes are pending.

Twangiza currently has an estimated Measured Mineral Resource of 1,390,000 ounces of gold (16,700,000 tonnes grading 2.59 g/t Au), Indicated Mineral Resource of 2,350,000 ounces of gold (42,500,000 tonnes grading 1.72 g/t Au) and Inferred Mineral Resource of 600,000 ounces of gold (10,000,000 tonnes grading 1.80 g/t Au). Reference is made to Banro’s press release dated July 7, 2008 (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Commenting on the drilling results at Twangiza, Mike Prinsloo, President and C.E.O. of the Company, said: “These holes provide further evidence and confidence that the drilling results should contribute to an increase in the Measured and Indicated Resources at Twangiza, as well as an increase in the Proven and Probable Reserves to be incorporated into the full feasibility study for Twangiza, due for completion in January 2009.”

Results from the core holes are tabulated in the following table:

HOLE	EASTING	NORTHING	AZIMUTH	INCLINATION	MINERALIZATION
	(UTM)	(UTM)	(°)	(°)	FROM	TO	WIDTH	Au
					(m)	(m)	(m)	(g/t)
TDD248	692826	9684548	70	-69	134.90	138.00	3.10	10.36
TDD249	693327	9682908	70	-62	34.17	45.25	11.08	2.89
					81.43	87.00	5.57	1.00
					91.00	94.44	3.44	0.84
					97.00	101.00	4.00	3.37
					119.54	127.54	8.00	1.46
					133.92	136.92	3.00	0.57
					138.92	141.97	3.05	1.14
					147.97	150.97	3.00	0.63
					152.97	172.00	19.03	2.00
					209.00	210.87	1.87	0.87
					305.70	308.00	2.30	2.94
TDD250	692789	9684271	70	-60	89.00	90.00	1.00	2.52
TDD251	693168	9683107	70	-58	89.80	91.00	1.20	0.65
					137.25	142.11	4.86	1.06
					186.50	192.00	5.50	2.34
					195.00	196.00	1.00	2.42
					210.00	216.00	6.00	2.07
TDD252	692923	9683109	70	-57	13.00	14.00	1.00	8.05
					18.00	19.00	1.00	3.54
					55.68	56.68	1.00	2.13
					96.00	107.00	11.00	0.60
					127.77	130.77	3.00	0.87
					217.64	222.00	4.36	1.42
TDD253	693732	9682108	70	-54	9.50	50.00	40.50	1.30
					97.00	98.00	1.00	2.53
					185.00	186.00	1.00	1.99
TDD254	692826	9684548	70	-77	155.00	178.00	23.00	9.03
TDD255	693472	9682592	70	-57	0.00	69.86	69.86	2.75
					77.30	79.86	2.56	2.40
					91.50	92.50	1.00	1.99
					100.43	101.43	1.00	1.49
					113.43	116.00	2.57	1.51
					119.00	122.00	3.00	1.80
					125.00	131.00	6.00	2.05
					135.00	137.60	2.60	1.61
					155.50	160.50	5.00	0.82
					168.42	169.42	1.00	1.11
					172.00	173.00	1.00	1.46

					175.00	180.00	5.00	1.17
					185.00	187.00	2.00	2.06
					189.00	193.00	4.00	0.66
					202.00	205.00	3.00	0.72
					214.00	215.00	1.00	1.22
TDD256	693584	9682622	70	-60	0.00	31.30	31.30	2.71
					35.30	52.00	16.70	1.77
					56.55	72.00	15.45	0.94
					76.10	100.00	23.90	1.28
					118.60	123.23	4.63	0.75
					181.50	182.50	1.00	2.01
TDD257	693255	9682406	70	-53	0.00	2.00	2.00	1.14
					7.00	9.00	2.00	2.04
					15.00	18.00	3.00	0.83
					46.00	49.00	3.00	0.57
					58.00	65.17	7.17	0.55
					176.00	177.00	1.00	1.76
					206.40	208.42	2.02	2.43
					219.15	222.69	3.54	1.08
					237.00	238.00	1.00	1.04
					241.00	242.50	1.50	0.61
TDD258	693391	9682802	70	-51	0.00	2.00	2.00	0.91
					66.00	74.00	8.00	1.82
					78.00	81.00	3.00	1.21
					94.00	108.00	14.00	0.76
					114.00	120.00	6.00	1.13
					125.70	132.00	6.30	0.69
					149.00	157.00	8.00	1.60
TDD259	692868	9684605	70	-74	23.00	56.92	33.92	2.06
					60.00	64.00	4.00	2.93
					67.00	69.00	2.00	2.15
TDD260	693354	9682331	70	-51	27.00	31.00	4.00	0.58
					34.00	36.00	2.00	4.40
					71.00	80.00	9.00	0.56
					88.00	96.00	8.00	0.99
					113.00	114.00	1.00	3.51
					122.00	123.00	1.00	1.86
					139.00	140.00	1.00	1.13
					190.80	198.40	7.60	1.16
					204.00	209.00	5.00	2.06
					215.00	257.00	42.00	2.03
					267.00	286.00	19.00	0.85
					290.00	294.76	4.76	1.01
					319.00	320.00	1.00	5.80
					357.00	361.00	4.00	0.99
					373.00	377.00	4.00	1.68
TDD261	693712	9682063	70	-50	5.95	7.00	1.05	0.87
					25.63	34.00	8.37	1.46
					149.00	150.00	1.00	0.60
TDD262	693567	9682319	70	-53	0.00	41.00	41.00	2.25
					44.00	124.00	80.00	2.55
					133.00	140.00	7.00	1.82

					146.00	158.00	12.00	1.14
					173.00	174.00	1.00	1.71
TDD263	693260	9682381	70	-53	18.10	25.00	6.90	0.72
					76.00	88.45	12.45	0.67
TDD264	693585	9682015	70	-51	60.42	61.42	1.00	1.22
					65.00	76.57	11.57	0.90
					80.37	83.00	2.63	1.41
					101.70	110.00	8.30	1.30
					114.00	257.00	143.00	2.47
					263.00	264.00	1.00	1.44
TDD265	693621	9681994	70	-61	33.00	38.00	5.00	1.10
					52.00	88.00	36.00	1.41
					129.00	133.00	4.00	0.58
					137.00	145.00	8.00	0.54
					148.00	159.00	11.00	3.48
					182.00	288.00	106.00	2.62
					336.00	339.00	3.00	0.93
TDD267	693246	9682509	70	-60	No Significant Intersection
TDD268	693493	9682665	70	-59	0.00	66.00	66.00	6.75
					70.43	95.00	24.57	1.21
					98.00	108.00	10.00	1.44
					113.00	114.00	1.00	1.00
					117.00	121.00	4.00	1.15
					125.00	138.11	13.11	0.89
TDD269	693303	9682930	70	-56	45.80	47.38	1.58	2.84
					70.00	71.00	1.00	1.38
					91.50	92.68	1.18	0.77
					101.00	103.00	2.00	1.83
					107.00	126.00	19.00	2.82
					142.00	158.00	16.00	1.73
TDD270	693554	9682642	70	-57	1.70	61.00	59.30	2.09
					107.65	113.90	6.25	0.80
					117.00	120.00	3.00	1.02
					127.14	132.00	4.86	0.75
					142.00	143.45	1.45	2.27
					146.42	149.00	2.58	0.88
					150.75	153.41	2.66	0.69
TDD271	693287	9683009	70	-64	18.00	20.20	2.20	1.40
					48.35	61.25	12.90	1.78
					64.00	66.86	2.86	1.78
					75.70	77.00	1.30	0.61
					92.00	94.00	2.00	0.83
					105.00	108.25	3.25	0.95
					118.00	119.00	1.00	1.16
					133.62	140.00	6.38	1.96
					149.87	154.45	4.58	1.12
					160.00	170.92	10.92	2.39
TDD272	693392	9682388	70	-53	No Significant Intersection
TDD273	693570	9682933	70	-60	10.40	23.00	12.60	1.14
					28.50	29.85	1.35	1.38

					39.00	41.35	2.35	0.94
					83.00	84.00	1.00	1.18
TDD274	693603	9682290	70	-53	0.00	31.00	31.00	1.51
					37.00	43.00	6.00	1.04
					49.00	53.00	4.00	1.64
					59.20	87.00	27.80	4.59
					91.00	110.00	19.00	0.68
					115.32	117.00	1.68	6.42
					221.00	223.00	2.00	0.90
					255.00	258.20	3.20	1.21
TDD275	693392	9682388	70	-58	0.00	40.00	40.00	1.84
					43	46	3.00	2.14
					52.00	58.00	6.00	0.51
					67.50	72.00	4.50	0.69
					102.00	103.00	1.00	1.06
					114.00	115.00	1.00	1.21
					118.45	120.00	1.55	0.99
					126.48	128.00	1.52	0.77
					144.00	148.00	4.00	0.57
					151.00	155.00	4.00	1.00
					160.00	168.65	8.65	1.74
					179.65	230.00	50.35	2.13
					239.00	266.00	27.00	1.40
					269.00	271.28	2.28	5.86
					276.00	282.00	6.00	0.51
TDD276	693826	9682579	70	-73	108.00	113.60	5.60	0.72
TDD277	693322	9683157	70	-54	6.00	8.33	2.33	0.63
					37.00	38.00	1.00	1.82
					47.00	51.00	4.00	1.11
TDD278	693436	9682132	70	-54	12.94	16.00	3.06	1.30
					70.00	75.20	5.20	3.85
					80.72	94.00	13.28	1.30
					96.00	115.00	19.00	0.62
					120.00	126.00	6.00	3.81
					129.00	131.40	2.40	0.80
					149.00	168.00	19.00	0.65
					181.00	189.00	8.00	1.67
					195.00	206.00	11.00	4.29
					210.00	211.00	1.00	1.19
					226.00	233.00	7.00	4.26
					237.00	240.00	3.00	0.72
					283.37	288.00	4.63	1.17
					294.00	295.00	1.00	1.89
					298.00	301.00	3.00	1.04
					306.00	312.00	6.00	1.36
					315.00	336.00	21.00	0.94
					339.00	355.00	16.00	1.43
					362.00	370.50	8.50	4.27
					386.00	395.50	9.50	1.10
					399.00	424.29	25.29	1.14
TDD279	693580	9682743	70	-68	0.00	3.00	3.00	0.76
					73.00	75.00	2.00	0.80

TDD280	693308	9682358	70	-60	0.00	14.00	14.00	0.97
					20.00	21.00	1.00	1.42
					29.00	35.00	6.00	0.85
					37.65	40.47	2.82	1.39
					45.47	48.47	3.00	2.41
					70.00	82.00	12.00	2.20
					87.00	96.00	9.00	1.04
					109.00	111.00	2.00	0.72
					143.00	144.20	1.20	0.64
					154.00	158.00	4.00	0.64
					198.64	208.74	10.10	0.72
					211.74	214.40	2.66	0.64
TDD281	693221	9683071	70	-60	49.30	50.30	1.00	12.70
					75.50	78.75	3.25	0.93
					82.75	84.70	1.95	3.06
					87.30	92.50	5.20	2.45
TDD282	693528	9682809	70	-64	2.00	42.00	40.00	2.68
					68.80	73.00	4.20	0.76
					78.00	79.80	1.80	0.61
					99.85	101.00	1.15	0.58
TDD283	693430	9682225	70	-51	32.10	50.60	18.50	1.17
					62.00	68.00	6.00	1.49
					76.70	80.50	3.80	4.47
					86.00	88.50	2.50	1.26
TDD284	693496	9682152	70	-53	0.00	11.00	11.00	1.81
					14.00	16.00	2.00	0.98
					45.00	47.00	2.00	0.56
					50.00	55.00	5.00	2.06
					67.00	112.00	45.00	1.61
					116.00	135.45	19.45	2.74
					169.00	249.00	80.00	2.04
					254.00	258.00	4.00	3.11
					265.00	266.00	1.00	3.68
					279.00	297.00	18.00	0.84
					302.00	307.00	5.00	1.02
					310.00	336.37	26.37	5.22
					348.00	358.50	10.50	0.65
TDD285	693335	9682253	70	-52	46.45	52.00	5.55	0.67
					58.20	60.00	1.80	0.66
					69.80	73.00	3.20	0.71
					113.75	115.70	1.95	0.72
					117.27	120.12	2.85	0.56
					128.65	136.00	7.35	0.68
TDD286	693566	9682775	70	-71	0.00	25.00	25.00	1.91
					80.00	90.00	10.00	0.91
					103.00	106.00	3.00	0.72
					119.00	121.00	2.00	0.80
TDD287	693498	9682208	70	-50	11.60	64.00	52.40	1.26
					69.00	76.00	7.00	0.61
					78.00	85.00	7.00	2.91
					94.00	97.00	3.00	2.16
					121.00	141.77	20.77	1.09

					146.00	164.47	18.47	2.28
					168.57	172.96	4.39	0.93
					177.30	179.95	2.65	1.52
					192.00	199.00	7.00	1.92
					201.78	226.14	24.36	3.41
					233.00	235.76	2.76	1.15
					238.55	247.30	8.75	0.76
					252.15	261.30	9.15	1.03
					270.00	272.00	2.00	5.51
					277.00	279.00	2.00	0.71
					281.69	294.20	12.51	3.16
					297.20	299.70	2.50	1.37
					301.87	303.78	1.91	6.18
					315.00	317.50	2.50	1.14
					321.84	326.00	4.16	1.89
					331.71	334.71	3.00	0.68
TDD288	693429	9682225	70	-55	16.00	17.10	1.10	0.56
					25.57	28.00	2.43	1.08
					34.00	38.00	4.00	0.67
					41.02	50.00	8.98	1.60
					62.00	63.00	1.00	2.00
					66.00	68.00	2.00	0.74
					77.00	84.00	7.00	4.55
					88.14	90.09	1.95	8.91
					111.54	118.00	6.46	0.74
					122.00	128.00	6.00	0.69
					138.00	144.00	6.00	0.75
					147.61	153.00	5.39	1.10
					156.00	163.00	7.00	0.78
					183.84	192.00	8.16	1.27
					196.00	203.00	7.00	1.34
					209.40	215.00	5.60	0.80
					222.00	307.00	85.00	2.03
					323.68	334.20	10.52	1.76
					338.20	345.00	6.80	2.95
					357.52	366.92	9.40	0.81
					370.92	385.84	14.92	1.82
					405.00	419.00	14.00	1.23
TDD289	692926	9684318	70	-80	16.50	30.00	13.50	3.66
					91.00	105.60	14.60	2.55
					115.60	123.00	7.40	6.26
TDD290	693359	9683030	70	-66	36.80	75.70	38.90	3.60

Holes are uncut.

A locality plan of the reported drill holes can also be found on the Company’s web site at http://www.banro.com/i/pdf/2008-10-29_NRM.pdf.

Core holes were inclined at between minus 50 and 80 degrees and averaged 223 metres in depth with a maximum down-hole depth of 453 metres. Core recovery for these holes averaged 89.6% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80% and 95% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

The mineralized sections of the Twangiza North and Twangiza Main deposits are hosted within a series of mineralized feldspar porphyry sills and weakly metamorphosed, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which adhere to internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated August 13, 2008, and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources and mineral reserves, exploration results, potential mineralization, potential mineral resources and mineral reserves and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), uncertainties relating to the availability and costs of financing needed in the future, changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.